

January 30, 2017

Via E-mail
H. Andrew DeFerrari
Chief Financial Officer
Dycom Industries, Inc.
11780 US Highway 1, Suite 600
Palm Beach Gardens, Florida 33408

> **Re:** **Dycom Industries, Inc.**
> **Form 10-K for Fiscal Year Ended July 30, 2016**
> **Filed August 31, 2016**
> **Form 10-Q for Fiscal Quarter Ended October 29, 2016**
> **Filed November 23, 2016**
> **File No. 1-10613**

Dear Mr. DeFerrari:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended October 29, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. We note from your press release dated November 23, 2016 that you reduced estimated annual revenues from your July 2016 acquisition of Goodman Networks by 60%. In light of this significant decrease in future estimated revenues as well as the fact that the fair value of the related long-lived assets acquired is approximately 17% of your total equity, please expand your disclosures to address this material negative indicator as well as any material uncertainty associated with the recoverability of these recently acquired assets. Please refer to Item 303(a)(3) of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures. Please also refer to comment 3 in our letter dated February 18, 2014, along with your response letter dated March 18, 2014.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction